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                                     Exhibit 99.2

AT CHARTERMAC                     FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE
Brenda Abuaf                      Joseph Calabrese - General Info (212) 445-8434
Director of Shareholder Services  Maura Gedid - Analyst Info (212) 445-8434
(800) 831-4826

FOR IMMEDIATE RELEASE

                  CHARTER MUNICIPAL MORTGAGE ACCEPTANCE COMPANY
                           TO ACQUIRE PW FUNDING, INC.

NEW YORK, NY- OCTOBER 26, 2001- Charter Municipal Mortgage Acceptance Company ("CharterMac", or "the Company") (AMEX: CHC) one of the nation's leading investors in tax-exempt multifamily housing bonds, announced today that its taxable subsidiary, Charter Mac Corporation, has entered into a definitive agreement to acquire approximately 80% of the issued and outstanding capital stock of PW Funding, Inc. ("PWF"). PWF is a national mortgage banking firm based in Mineola, New York that has produced more than $4 billion in multifamily and commercial loans since 1988.

The announcement was made today by Stuart J. Boesky, President and Chief Executive Officer of CharterMac, and Raymond J. Reisert, Jr., Chairman and CEO of PW Funding, following approval by the CharterMac Board of Trustees and the stockholders of PW Funding.

The agreement provides for a purchase price in the range of $37 million - $47 million (subject to adjustment for new servicing on mortgage loans that are expected to close before the end of the year). The purchase price reflects a set-aside for estimated future portfolio loss risk. A portion of the cash purchase price will be financed through an acquisition facility.

It is anticipated that Charter Mac Corporation will acquire the remaining 20% of the issued and outstanding capital stock of PWF over the next 24 to 36 months. Under the agreement, the stockholders of PWF have been granted the right to put their remaining 20% stock interest to Charter Mac Corporation after an initial period of 24 to 36 months. The agreement also grants Charter Mac Corporation the right to call the remaining 20% stock interest of PWF from PWF's stockholders after the same initial period of 24 to 36 months.

PWF is a privately held mortgage banking firm specializing in multifamily apartment financing. The company was founded in 1971 and became one of the original Fannie Mae Delegated Underwriting and Servicing ("DUS") lenders in 1988. In 2000, PWF acquired Larson Financial Resources, Inc., one of the top Freddie Mac Program Plus Seller/Servicers in the Northeast and a leading commercial loan correspondent for life insurance companies (LFR). Together, PWF and LFR, its wholly owned subsidiary, currently service a $2.9 billion loan portfolio including about $1.5 billion in Fannie Mae DUS loans and $600 million in Freddie Mac loans. Over the past 5 years, PWF and LFR have averaged approximately $530 million annually in loan originations.

After the closing PWF will operate as a subsidiary of Charter Mac Corporation under the current management structure. Mr. Reisert will continue as CEO and T. Michael Forney will remain as President.

The two parties expect to complete the transaction by year-end, subject to receipt of required regulatory approvals from Fannie Mae and Freddie Mac and satisfaction of customary closing conditions.

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"CharterMac is very excited about the opportunities this acquisition offers for long-term growth and increased shareholder value," said Mr. Boesky. "CharterMac and PWF are a perfect fit. This acquisition will transform CharterMac into one of the nation's leading participants in the multifamily finance industry. It is also a major step forward in providing the clients of both CharterMac and PWF with a full compliment of products and services for their multifamily finance needs. We're also delighted to become associated with Fannie Mae and Freddie Mac, who are the consistent leaders in the multifamily finance business."

Ray Reisert, Chairman of PW Funding, commented, "Our company is already doing business in 31 states, but becoming a part of CharterMac will position us as the nation's premiere apartment lender because of CharterMac's broad and active national developer base and its affiliation with Related Capital Company -- a national real estate financial services firm. Access to CharterMac's products and our Fannie Mae and Freddie Mac programs will provide both CharterMac's and PWF's customers with an exceptional array of innovative financing solutions for their real estate needs."

The proposed acquisition will enable CharterMac to:

     - provide a full compliment of tax-exempt and, through PWF, taxable financing for multifamily developers without significantly changing the tax-exempt nature of CharterMac's dividend. This, in turn, will make CharterMac one of the nation's leading "Full Service" investors in multifamily debt, offering developers of multifamily housing (in conjunction with Related Capital Company) financing options for all aspects of a property's capital structure;

     - cross market loan products with PWF and thereby increase each company's respective market share;

     - create new and innovative products by combining CharterMac's capital with agency executions;

     - have a fee business that will grow in value over time and will insulate CharterMac from the vagaries of the capital markets.

The acquisition will be immediately accretive to CharterMac's Cash Available for Distribution. Charter Mac will be entitled to a cumulative preferential distribution out of PWF's cash available for distribution equal to 10% of its invested capital and the remaining cash available for distribution will be distributed approximately 80% to Charter Mac and 20% to the other stockholders. Charter Mac will also be entitled to an additional cumulative priority equal to 4.3% of its invested capital prior to the purchase payments to PWF's stockholders on exercise of the put or call options.

Charter Mac Corporation, the taxable subsidiary of CharterMac, owns most of the Company's taxable investments and revenue bonds and is the vehicle through which CharterMac conducts its taxable business. The fee income generated by PWF will be taxable income. However, Charter Mac Corporation incurs expenses that can be used to offset a portion of this taxable income. As a result, CharterMac does not expect that the taxable portion of its distributions will increase proportionately with the amount of taxable income generated.

CharterMac is a leading investor in tax-exempt multifamily bonds. (For more information visit: http://www.chartermac.com)

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CERTAIN ITEMS IN THIS PRESS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS WITHIN
THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PRESS RELEASE. CHARTERMAC EXPRESSLY DISCLAIMS ANY OBLIGATION TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT ANY CHANGE IN CHARTERMAC'S EXPECTATIONS WITH REGARD THERETO OR CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.

Media Contacts:

CharterMac:                                                   PW Funding:
Brenda Abuaf, 800-831-4826                           Anna Ferguson, 516-663-5694

At the Marino Organization:
Russell Freeman, (212) 889-0808